Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

James C. Lin * Martin Rogers ** Miranda So *	James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

January 13, 2025

Re:	Chagee Holdings Limited (CIK: 0002013649) Responses to the Staff’s Comments on the Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted December 13, 2024

Confidential

Stephen Kim

Suying Li

Rebekah Reed

Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Chagee Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 6, 2025 on the Company’s Amendment No. 5 Draft Registration Statement on Form F-1 confidentially submitted on December 13, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 6 to the Draft Registration Statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

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Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Amendment No. 5 to Draft Registration Statement on Form F-1 submitted December 13, 2024

Cover Page

1.	We note your disclosure that you submitted the initial filing materials to the CSRC in connection with this offering on March 11, 2024. Please update this disclosure with the current status of your submission.

In response to the Staff's comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement. The Company respectfully submits that its initial filing materials are presently still under review by the CSRC and it will promptly update its disclosure upon the completion of the review process. The Company currently intends to publicly file the Revised Draft Registration Statement as soon as it completes the CSRC filing process in connection with this offering.

General

2.	We note from your disclosure at page 26 that growth in certain of your performance metrics, such as same-store GMV, has started to slow and/or decline as you "have continued to scale and expand the density of [y]our store network across China." We further note that the number of teahouses "currently in development" has decreased, whereas prior amendments showed an increase in such figure. Where you discuss your rapid expansion and high growth rates within recent periods, including at pages 25 and 118, please contextualize these statements by explaining that certain measurements have started to normalize and/or decline as your store network densifies. Please update your statement at page 118 that you "currently plan to expand our teahouse network in China throughout 2024, with a projected increase of store count similar to that of 2023" to reflect your current expectations regarding expansion of your stores and business.

In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 25, 79, 80, 81 and 118 of the Revised Draft Registration Statement.

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January 13, 2025	2

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) and Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Junjie Zhang, Chief Executive Officer
Chagee Holdings Limited

Ms. Shuang Zhao, Partner
Cleary Gottlieb Steen & Hamilton LLP

Mr. Allen Lu, Partner
KPMG Huazhen LLP

January 13, 2025	3